Exhibit 3.2.2

AMENDMENTS TO THE
AMENDED AND RESTATED BYLAWS OF
OLD DOMINION FREIGHT LINE, INC.

1. The text of Article 7, Section 1 of the Amended and Restated Bylaws of Old Dominion Freight Line, Inc. has been deleted in its entirety and has been replaced with the following:

“Shares of the capital stock of the corporation may be certificated or uncertificated as provided under Virginia law, and shall be entered in the stock transfer records of the corporation and registered as they are issued.

When shares are represented by certificates, the name and address of the persons to whom shares of capital stock of the corporation are issued, with the number of shares and date of issue, shall be entered on the stock transfer records of the corporation. Certificates for shares of the capital stock of the corporation shall be in such form not inconsistent with the articles of incorporation of the corporation and shall be approved by the board of directors. Each certificate shall be signed (either manually or by facsimile) by (a) the president or any vice president and by the secretary or an assistant secretary or (b) any two officers designated by the board of directors. Each certificate may be sealed with the seal of the corporation or a facsimile thereof.

When shares are not represented by certificates, then within a reasonable time after the issuance or transfer of such shares, the corporation shall send, or cause to be sent, to the shareholder to whom such shares have been issued or transferred a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the Commonwealth of Virginia, the name of the shareholder, the number and class or series, if any, of the shares represented, any restrictions on the transfer or registration of such shares imposed by the corporation’s articles of incorporation, these bylaws, any agreement among shareholders or any agreement between shareholders and the corporation, and any additional information required by the Virginia Stock Corporation Act to be included on certificates.”

2. The text of Article 7, Section 2 of the Amended and Restated Bylaws of Old Dominion Freight Line, Inc. has been deleted in its entirety and has been replaced with the following:

“Transfers of the corporation’s shares shall be made and recorded on the stock transfer records of the corporation upon the receipt of proper transfer instructions as prescribed by the board of directors, and, in the case of transfers of shares which are represented by one or more certificates, only upon receipt of such certificate(s) with proper endorsement, from the holder of record or from such holder’s duly authorized attorney in fact, who shall furnish proper evidence of authority to transfer to the secretary of the corporation or its designated transfer agent or other agent. In the event a certificate representing shares to be transferred cannot be surrendered because it has been lost, destroyed or mutilated, the transferor shall comply with the requirements imposed by the board of directors as set forth in Section 6 of this Article 7 in lieu of surrendering a properly endorsed certificate. Upon satisfactory completion by the transferor of the requirements set forth in this Section 2, all certificates for the transferred shares shall be cancelled, new certificates representing the transferred shares (or evidence of the transferee’s ownership of the transferred shares in uncertificated form) shall be delivered to the transferee, and the transaction shall be recorded on the stock transfer records of the corporation. Except as otherwise provided by law, no transfer of shares shall be valid as against the corporation, its shareholders or creditors, for any purpose, until it shall have been entered in the stock transfer records of the corporation by an entry showing from and to whom transferred.”